UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2010

Commission File Number:  000-49650

TORM A/S
(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 5 - 2010 issued by TORM A/S to The Copenhagen Stock Exchange on April 28, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: April 29, 2010	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

ANNOUNCEMENT NO. 5 – 2010

28 April 2010

Annual General Meeting in TORM A/S on 28 April 2010

At the Annual General Meeting the following took place:

• The Annual Report 2009 was approved, cf. the item 2 of the agenda.

• The proposal that the result for the year be carried forward was approved, cf. item 3 of the agenda.

• Nicos Zouvelos was re-elected as board member for a 4-year period, cf. item 4 of the agenda.

• Deloitte Statsautoriseret Revisionsaktieselskab was re-appointed as the Company’s auditor, cf. item 5 of the agenda.

• The Board of Directors’ proposal to amend the Articles of Association, primarily as a consequence of the new Danish Companies Act, was approved, cf. items 6a – 6b and items 6d – 6o of the agenda.

• The Board of Directors’ proposal that it be authorised to issue convertible debt instruments for a total amount of up to DKK 700,000,000 and to effect the capital increase relating thereto by up to a total nominal amount of DKK 50,000,000 new shares by the inclusion of a new Article 2.6 in the Articles of Association was approved, cf. item 6c of the agenda.

• The Board of Directors’ proposal to renew its authorisation to let the company acquire own shares in the period until the next ordinary general meeting within 10 per cent of the issued share capital was approved, cf. item 6p of the agenda.

• The Board of Directors’ proposal that it be authorised to apply for registration with the Danish Commerce and Companies Agency, the Danish Financial Supervisory Authority, NASDAQ OMX Copenhagen A/S or any other public authority was approved, cf. item 6q of the agenda.

At a Board meeting held immediately after the Annual General Meeting, the Board of Directors appointed Mr N. E. Nielsen Chairman and Mr Christian Frigast Deputy Chairman.

Accordingly, the Board of Directors is composed as follows:

N. E. Nielsen (Chairman)
Christian Frigast (Deputy Chairman)
Bo Jagd
Jesper Jarlbæk
Stefanos-Niko Zouvelos (Nicos Zouvelos)
Gavriil Panayotides (Gabriel Panayotides)
Angelos Papoulias
Niels Peter Abildgaard Nielsen (elected by the employees)
Lennart Arnold Johan Arrias (elected by the employees)
Margrethe Bligaard (elected by the employees)

ANNOUNCEMENT NO. 5 – 2010
28 APRIL 2010	TORM A/S - RESULT OF THE ANNUAL GENERAL MEETING	1/2

Contact:	N. E. Nielsen, Chairman of the Board, +45 72 27 00 00

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant participant in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor Forward Looking Statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

ANNOUNCEMENT NO. 5 – 2010
28 APRIL 2010	TORM A/S - RESULT OF THE ANNUAL GENERAL MEETING	2/2

SK 03810-0001 1095186